Exhibit 5.1

600 Travis, Suite 4200
Houston, Texas 77002
713.220.4200 Phone
713.220.4285 Fax
andrewskurth.com
November 22, 2010
Legacy Reserves LP
303 W. Wall St., Suite 1400
Midland, Texas 79701
Ladies and Gentlemen:
     We have acted as special counsel to Legacy Reserves LP, a Delaware limited partnership (the “Partnership”), in connection with the offering and sale of 3,450,000 units representing limited partner interests in the Partnership (including the units to be issued upon exercise of the underwriters’ option to purchase up to 450,000 additional units) (the “Units”) pursuant to the Partnership’s registration statement on Form S-3 (Registration No. 333-150111), filed under the Securities Act of 1933, as amended (the “Securities Act”), and declared effective on April 16, 2008 (the “Registration Statement”). A prospectus supplement dated November 18, 2010, which together with the accompanying prospectus dated April 16, 2008 shall constitute the “Prospectus,” has been filed pursuant to Rule 424(b) promulgated under the Securities Act.
     As the basis for the opinions hereinafter expressed, we have examined such statutes, including the Delaware Revised Uniform Limited Partnership Act, as amended (the “Delaware LP Act”), regulations, corporate records and documents, including the Amended and Restated Agreement of Limited Partnership of the Partnership dated effective as of March 15, 2006, as amended to date (the “Partnership Agreement”), certificates of corporate and public officials, and other instruments and documents as we have deemed necessary or advisable for the purposes of this opinion. In making our examination, we have assumed and not verified (i) the genuineness of all signatures on documents examined by us, (ii) the legal capacity of all natural persons, (iii) the authenticity of all documents submitted to us as originals and (iv) the conformity with the original documents of all documents submitted to us as certified, conformed or photostatic copies. We have also assumed that all Units will be issued and sold in the manner described in the Prospectus and in accordance with the terms of the underwriting agreement dated November 18, 2010 relating to the offer and sale of the Units (the “Underwriting Agreement”).
     Based upon the foregoing, and subject to the limitations, qualifications, exceptions and assumptions set forth herein, and having due regard for such legal considerations as we deem relevant, we are of the opinion that (i) the issuance of the Units by the Partnership in accordance with the terms of the Underwriting Agreement has been duly authorized by the general partner of the Partnership and (ii) when the Units have been issued and delivered in accordance with the terms of the Underwriting Agreement, the Units will be validly issued, fully paid (to the extent required under the Partnership Agreement) and non-assessable (except as such non-assessability may be affected by Sections 17-607 and 17-303 of the Delaware LP Act and otherwise by matters described in the Prospectus under the caption “Material Provisions of Our Partnership Agreement — Limited Liability”).

     We express no opinion other than as to the federal laws of the United States of America and the Delaware LP Act (including the applicable provisions of the Delaware Constitution and reported judicial decisions interpreting those laws) as in effect and existing on the date hereof.
     We consent to the filing by you of this opinion as an exhibit to the Partnership’s Current Report on Form 8-K filed on the date hereof, and we further consent to the use of our name under the caption “Legal Matters” in the Prospectus. In giving these consents, we do not thereby admit that we are within the category of persons whose consent is required under Section 7 of the Securities Act, as amended.
Very truly yours,
/s/ Andrews Kurth LLP